Filed by Allianz AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Riunione Adriatica di Sicurtà S.p.A.

Exchange Act File Number 1-15154

Allianz Aktiengesellschaft

Group Communications

Allianz and RAS have agreed on merger plan. The exchange ratio is 3 Allianz shares for 19 RAS shares

The Board of Management of Allianz and the Board of Directors of RAS have agreed to the merger plan to merge RAS S.p.A. into Allianz AG. The exchange ratio is 3 Allianz shares for 19 RAS ordinary shares or 19 RAS savings shares. The exchange ratio is based on company valuations which are determined along with other determining factors on the basis of the Allianz Group generating forecasted consolidated net income amounting to € 4.34 billion and the RAS Group posting forecasted consolidated net income of € 835 million, both for the fiscal year 2005.

The extraordinary meeting of RAS ordinary shareholders as well as the special meeting of RAS savings shareholders on February 3, 2006 and the extraordinary shareholders’ meeting of Allianz AG on February 8, 2006 will pass resolutions on the merger. The invitation to the extraordinary shareholders’ meeting of Allianz AG will be published on December 29, 2005.

Munich, December 16, 2005

Contact:

Allianz

Antje Terrahe                                                                     Tel. 0049 (0) 89 3800-17790

RAS

Valerio Vago                                                                      Tel. 0039 347 4772041

These assessments are subject to the disclaimer provided below.

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. In the United States of America, the solicitation of offers to exchange RAS S.p.A. securities for Allianz AG shares will only be made pursuant to a prospectus that Allianz will send holders of RAS S.p.A. securities. Regarding the anticipated merger Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. In the United States, Allianz AG has filed with the U.S. Securities and Exchange Commission

(“SEC”) a registration statement to register Allianz AG shares to be issued in the proposed merger. Investors and holders of RAS S.p.A. securities and/or investors or holders of Allianz AG securities are urged to read the various documents cited above, including the registration statement and other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain or will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz AG, including the registration statement. The registration statement and other relevant documents may also be obtained for free at the SEC’s Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward-looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.